July 12, 2005

Mr. Michael Smith
Senior Vice President and Chief Financial Officer
Cobra Electronics Corporation
6500 West Cortland Street
Chicago, IL  60707



	RE:	Cobra Electronics Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-00511

Dear Mr. Smith:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Carlos Pacho